PROGEN
                                                               INDUSTIES LIMITED
                                                              ABN 82 010 975 612


         PROGEN REPORTS POSITIVE RESULTS FOR PHASE 2 LIVER CANCER TRIAL

     - FIRST RESULTS FROM PI-88'S LARGEST RANDOMISED PHASE 2 TRIAL PROVIDES A CLEAR TREND OF ACTIVITY AGAINST LIVER CANCER

     -    PI-88 TREATMENT AFTER SURGERY, DELAYS TUMOUR RECURRENCE IN PATIENTS BY
          76%

     -    FOR 30-WEEK DATA, THE RISK OF RECURRENCE WAS REDUCED FROM 1 IN 3 TO 1
          IN 5

     -    DATA STRONGLY SUPPORTS PROGRESSION OF PI-88 TO PHASE 3

BRISBANE,  AUSTRALIA  13  DECEMBER  2006.  Progen  Industries (ASX: PGL; NASDAQ:
PGLA) today announced positive preliminary results demonstrating that in this trial PI-88 increased disease-free survival - time to tumour recurrence - by 76%.

The Phase 2 trial was designed to assess the efficacy and safety of PI-88 administered to patients that have had their primary liver cancer tumours removed via surgery. Progen targeted this indication in large part because of the high disease recurrence rate these patients experience. PI-88 was administered at the two different dose levels of 160mg and 250mg.

At the 30 week time point, the preliminary results showed the risk of recurrence to be 1 in 5 for the 160mg PI-88 treatment group (disease-free rate of 79%), down from 1 in 3 for the untreated 'control' group (disease-free rate of 65%). For the patients in the 160 mg group that recurred, time to recurrence was 76% longer than for the untreated 'control' group. This represents disease-free survival - time to recurrence - of 30 weeks for the 160 mg PI-88 compared with 17 weeks for the untreated 'control' group.

Within the group that received the higher dosage of 250mg there were several patients who dropped out for a variety of reasons, including tolerability. This was not an unexpected result and confirms the highest, safe and effective dose of PI-88 to be 160mg.

"These results are clinically very encouraging. It's hard to overstate the importance to the patient's quality of life of each day that they remain free of liver cancer. It is well known that once liver cancer recurs, the patient's survival prognosis is poor and the quality of life deteriorates dramatically," said Professor John Zalcberg, Chief Clinical Advisor to and Non-executive Director of Progen.

Justus Homburg, Chief Executive Officer of Progen stated "We conducted this preliminary data analysis of all 168 evaluable patients at the 30-week time point to assist us now with a timely Phase 3 trial design. These results offer excellent support as we proceed to Phase 3 development, with the guidance of the FDA, as rapidly as possible. These 30-week data will not change and will be expanded upon as final 48 week data are analysed."

The final data for this Phase 2 trial (at 48 weeks - comprising 36 weeks of treatment and a 12-week follow-up period) are expected to be available by the second quarter of 2007, once the final data from all trial sites have been checked, processed and statistically analysed. We conducted this preliminary data analysis to guide our Phase III trial design.

"We would like to thank all those who have contributed to the trial so far, particularly our Taiwanese clinical trial collaborator, Medigen Biotechnology
Corporation, and Professor Pei-Jer Chen, this study's Principal Investigator," Mr Homburg went on to say.

ABOUT PROGEN'S PHASE 3 TRIAL AND REGULATORY APPROVAL: Progen will use the data from this preliminary analysis to guide the development of the Phase 3 trial. The Progen clinical development team are currently in the process of discussing the Phase 3 trial protocol design

                                                                          PROGEN
                                                               INDUSTIES LIMITED
                                                              ABN 82 010 975 612


with the FDA through the Special Protocol Assessment (SPA) process. The approved SPA will contain the protocol design, clinical end-points and statistical analyses acceptable to the FDA to support regulatory approval.

Progen recently held an End of Phase 2 Chemical, Manufacturing and Control meeting with the FDA, with the FDA clearing the Phase 3 manufacturing of PI-88. Progen has manufactured, at its Darra facility, sufficient quantities of the intermediate material for the Phase 3 trial. A Contract Manufacturing Organisation (CMO) will produce the final active ingredient (API) in its FDA accredited cGMP manufacturing facility.

Further details on Progen's Phase 3 trial design and plans will be released over the coming months.

ABOUT PRIMARY LIVER CANCER (HEPATOCELLULAR CARCINOMA OR HCC): Cancer that has it origins in the liver is called primary liver cancer (hepatocellular carcinoma or HCC). Conservatively, over half a million new cases of HCC are recorded worldwide each year, making it the fifth most common cancer and the third major cause of mortality in cancer worldwide. The most common cause of HCC is from the advance of liver cirrhosis from chronic infection via early HBV, HCV and other variant hepatitis infections making the origins of HCC different in various regions of the world. In high prevalence areas such as China, HCC is likely to be caused through chronic HBV infection. HCC was the leading cause of cancer related death in Taiwan in 2002. Due to late disease diagnosis, only 25% of patients are eligible for surgery, so survival statistics remain poor.
Inoperable  HCC  can  prove  fatal  within  3  to  6  months.


AN INVESTOR CALL-IN WILL TAKE PLACE TOMORROW AT 2PM (SYDNEY TIME) - FULL DETAILS TO FOLLOW.


ABOUT PROGEN: Progen Industries Limited is an Australian-based globally-focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.
Progen's  three  key  areas  of  focus  are:
- CLINICAL DEVELOPMENT - via a focused clinical trial program involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- COMMERCIAL SERVICES - manufacturing biopharmaceutical products to global standards.

KEYWORDS - Progen, PI-88, liver cancer, disease free survival, recurrence,
           Justus Homburg

WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:
Manufacturing Clearance for Phase 3    www.progen.com.au/?page=nepress2006.html
                                       ----------------------------------------
End of Year Financial Results          www.progen.com.au/?page=nepress2006.html
                                       ----------------------------------------
Preparing for Accelerated Development  www.progen.com.au/?page=nepress2006.html
                                       ----------------------------------------
Progen meets with FDA                  www.progen.com.au/?page=nepress2006.html
                                       ----------------------------------------
New CEO                                www.progen.com.au/?page=nepress2006.html
                                       ----------------------------------------
PI-88 mode of action                   www.progen.com.au/?page=repi-88.html
                                       ----------------------------------------
Progen's drug development pipeline     www.progen.com.au/?page=pihome.html
                                       ----------------------------------------
Progen Industries Ltd                  www.progen.com.au
                                       ----------------------------------------

                                                                          PROGEN
                                                               INDUSTIES LIMITED
                                                              ABN 82 010 975 612


MEDIA AND INVESTOR    PROGEN INFORMATION:
RELATIONS:

                      Sarah Meibusch
Rebecca Piercy        Vice President Business       Justus Homburg
Buchan Consulting     Development                   CEO
rpiercy@bcg.com.au    Progen Industries Limited     Progen Industries Limited
------------------    Sarah.Meibusch@progen.com.au  justus.homburg@progen.com.au
Ph: 61 2 9237 2800 /  ----------------------------  ----------------------------
    62 422 916 422    Ph:  61 7 3842 3333           Ph: 61 7 3842 3333


--------------------------------------------------------------------------------
This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.
--------------------------------------------------------------------------------

                                                                          PROGEN
                                                               INDUSTIES LIMITED
                                                              ABN 82 010 975 612


APPENDIX - DETAILED CLINICAL TRIAL INFORMATION

THE FOLLOWING ADDITIONAL INFORMATION IS PROVIDED IN ACCORDANCE WITH THE CODE OF BEST PRACTICE FOR ASX REPORTING BY LIFE SCIENCE COMPANIES.

TRIAL TITLE: Randomised, multi-centre, efficacy evaluation of PI-88 in patients with hepatocellular carcinoma after hepatectomy - A Phase 2 Study

THE  GOAL  OF  THE  PHASE  2  LIVER  CANCER  TRIAL:
The trial was designed to assess the efficacy and safety of PI-88 given at two different doses to patients who have had primary liver cancer tumours removed by surgery (curative hepatocellular carcinoma resection).

ABOUT  THE  PHASE  2  TRIAL:
Randomised, multi-centre study with two treatment arms (two dose levels of PI-88), and an untreated control arm. Eligible patients who fulfilled the inclusion/exclusion criteria were randomised into three groups (A, B and C). Group A patients did not receive any treatment, Group B patients received 160 mg/day of PI-88 and Group C patients 250 mg/day of PI-88. The ratios of patient numbers in groups A:B:C was 1:1:1. Patients in the treated group received PI-88 for 9 treatment cycles (36 weeks) with a follow-up period of 12 weeks. Each
28-day treatment cycle contained three 1-week consecutive treatment periods followed by a 1-week observation period. Patients in the untreated groups will enter the follow-up period automatically and return to clinic every 6 weeks for 48 weeks.

The  trial  began  in  July  2005  and was conducted across six sites in Taiwan.

The preliminary data analysis was conducted on all evaluable patients (168) at week 30. The final data for the Phase 2 trial (at 48 weeks - comprising 36 weeks of treatment and a 12-week follow-up period) are expected to be available by the second quarter of 2007, once the final data from all trial sites have been verified, analysed and the study report is written and filed with regulatory agencies in the USA and Taiwan. The final data will add to and build on the 30-week results described in this document.

INVESTIGATORS:
PRINCIPLE INVESTIGATOR:
Dr. Pei-Jer Chen, Internal Medicine, National Taiwan University Hospital CO-ORDINATING INVESTIGATORS:
Dr. Po-Huang Lee, Department of Surgery, National Taiwan University Hospital Dr. Deng-Yn Lin, Internal Medicine, Chang Gung Memorial Hospital-Linkou Medical Centre
Dr. Cheng-Chung Wu, Department of Surgery, Taichung Veterans General Hospital Dr. Long-Bin Jeng, Department of Surgery, China Medical University Hospital
Dr. King-Tong Mok, Department of Surgery, Koahsiung Veterans General Hospital Dr. Pin-Wen Lin, Department of Surgery, National Cheng Kung University Hospital

TRIAL ENDPOINTS:
PRIMARY OBJECTIVE:
To evaluate the efficacy of PI-88 in patients with hepatocellular carcinoma following hepatectomy.
SECONDARY OBJECTIVE:
To evaluate the safety of PI-88 in patients with hepatocellular carcinoma following hepatectomy.

METHODS:
Following curative hepatocellular carcinoma resection, 172 eligible patients were randomised 1:1:1 to an untreated control arm, or to two PI-88 treatment groups to self-administer

                                                                          PROGEN
                                                               INDUSTIES LIMITED
                                                              ABN 82 010 975 612


subcutaneously 160 or 250 mg/day for 4 days per week for 3 weeks in each 4-week cycle over 36 weeks. At the completion of treatment patients are to be followed up over 12 weeks to assess recurrence rate and time to first recurrence (disease-free survival).

PATIENT  OUTCOMES  AT  30  WEEKS
--------------------------------------------------------------------------------
PATIENT DESCRIPTION AT 30          Treatment arm
WEEKS                              ---------------------------------------------
                                   CONTROL        160 MG PI-88     250 MG PI-88
---------------------------------  -------------  ---------------  -------------
Evaluable patients                 58             56               54
---------------------------------  -------------  ---------------  -------------
Experienced recurrence of disease  20             11               12
---------------------------------  -------------  ---------------  -------------
Completed study disease free       37             42               30
---------------------------------  -------------  ---------------  -------------
Dropped out of the protocol        1              3                12
--------------------------------------------------------------------------------

THE  PRELIMINARY  RESULTS:
Analysis of the 30-week data showed that patients within the control and 160 mg arms demonstrate a similar safety and tolerability profile, but treated patients showed (1) an increase in the chance of remaining disease free and (2) a prolongation of time to first tumour recurrence.

     - If untreated, patients had a 65% chance of remaining disease-free by the end of the 30-week period

     - The chance of remaining disease free is increased to 79% if patients are administer 160 mg of PI-88

     - The time to tumour recurrence improved by 76% in patients receiving 160 mg of PI-88 compared to untreated untreated patients (to 30 weeks from 17 weeks)


                                [GRAPHIC OMITTED]

FIGURE 1. TIME TO RECURRENCE COMPARING GROUP TREATED WITH 160 MG OF PI-88 TO THE UNTREATED CONTROL GROUP

IMPLICATIONS OF TRIAL DATA:
These results demonstrate that a dose of 160 mg of PI-88 has a good safety profile. The encouraging trend identified in the time to recurrence analysis (see Figure 1) is important because these data will be used to design the statistically powered Phase 3 trial for registration. At 17 weeks, approximately 80 percent of the patients in the untreated control

                                                                          PROGEN
                                                               INDUSTIES LIMITED
                                                              ABN 82 010 975 612


arm were disease free. This time was extended by 76% (17 weeks to 30 weeks) for the patients treated with 160 mg of PI-88.

IMPLICATIONS  OF  DROP-OUT  ANALYSIS:
Difficulty with tolerability is a normal feature of clinical trials and in this Phase 2 clinical trial, we have now established that the dose of 160 mg given in the prescribed schedule is safer and more effective than the 250 mg dose.

ANALYSIS OF DROP-OUTS (16 OF A TOTAL OF 172 PATIENTS)

------------------------------------------------------------------------------------------------------------
TREATMENT GROUP        REASON FOR DROPPING OUT
(NUMBER OF DROP-OUTS)

---------------------  -------------------------------------------------------------------------------------

Control (1)            -    Withdrawal of consent

---------------------  -------------------------------------------------------------------------------------

                       -    2 - withdrawal of consent
160 mg (3)             -    1 - Grade 3 ALT*. Early termination due to cessation of PI-88 treatment for more than 3 weeks

---------------------  -------------------------------------------------------------------------------------

                       -    1 - early termination due to concomitant drug - Aspirin for cerebral infarction
                       -    2 - severe adverse events (possibly related) - Grade 3 neutropenia, gum bleeding
250 mg (12)            -    2 - thrombocytopenia** (1 Grade 2 and 1 Grade 3)
                       -    6 - Grade 3 ALT. Early termination due to cessation of PI-88 treatment for more than 3 weeks (2 considered unrelated)
                       -    1 - unrelated acute pancreatitis & adhesion ileus

------------------------------------------------------------------------------------------------------------
    *ALT is an enzyme that is normally found in the liver and in the blood. ALT activity in blood is used to screen for liver damage. Grade 3 is considered a severe and undesirable adverse event
    **Low levels of platelets, specialised blood cells involved in clotting